Exhibit 4

March 15, 2022, Mexico City, United States of Mexico

REPORT OF THE BOARD OF DIRECTORS ON ACTIVITIES AND OPERATIONS IN WHICH IT INTERVIENE DURING THE FISCAL YEAR ENDED ON DECEMBER 31, 2021

To the Ordinary General Shareholders’ Meeting

of Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentleman:

In my capacity as Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V. (the “Company”) and in accordance with the provisions of Section 28, subsection IV, paragraph e) of the Securities Market Act (the “SMA”), I hereby submit to you, on behalf of the Board, the annual report on the operations and activities in which the Board of Directors intervened, with the support of its various auxiliary committees, during the fiscal year ended on December 31, 2021.

During the aforementioned fiscal year, the Board of Directors met in person in one occasion on October 26 (the “Board of Directors Meeting”) since, prior to that date, as a consequence of the COVID-19 pandemic, held virtual meetings thereby adopting unanimous resolutions outside of the Board of Directors Meetings in five different occasions on the following dates: (i) February 25; (ii) March 16; (iii) April 27; (iv) July 27; and (v) September 15 (the “Unanimous Resolutions of the Board of Directors”).

During the Board of Directors Meeting and Unanimous Resolutions of the Board of Directors, the consolidated quarterly results of the Company, among other matters, were discussed (in the first case) and approved, recording the corresponding resolutions in the minutes that were drawn up for the Board of Directors Meeting and Unanimous Resolutions of the Board of Directors, which have been duly recorded in the minutes book of the Board of Directors of the Company.

It is worth mentioning that in all the Board of Directors Meetings the required number of directors were present in order to make the quorum for each meeting and for the voting of the resolutions.

In addition to the approval of the financial statements and other reports presented on a quarterly basis of the consolidated results of the Company, in accordance with the provisions of the SMA and other applicable provisions, as well as with the provisions of the Company’s bylaws, the Board of Directors of the Company discussed and approved in the Board of Directors Meetings and in the Unanimous Resolutions of the Board of Directors, among others, the following:

1.

The quarterly reports prepared by the Company’s management in relation to the action plan deployed to guarantee the health of the Company’s directors and employees amid the COVID-19 pandemic, as well as the operating, commercial and financial plans deployed to face these extraordinary circumstances.

2.	The quarterly reports prepared by the Company’s management in relation to the Environmental, Social and Corporate Governance Policies (“ESG”) implemented by the Company.

3.

The approval of the terms and conditions for the sale of the remaining 10% participation interest in the Coiron Amargo Sur Oeste block, by the Company to Shell Argentina, S.A.U., for a total of USD$21,500,000.

4.

The approval of the terms and conditions for the assignment of certain rights over 20% of the production of certain wells in the area Bajada del Palo Oeste, in favor of Trafigura for an initial investment of USD$25,000,000, and other rights in favor of the Company.

5.

The approval of the execution by the Company, in its capacity as “associate”, of a joint venture agreement in accordance with the provisions of Articles 252 to 259 of the General Corporations Law with its subsidiary Vista Oil & Gas Holding I, S.A. de C.V., in its capacity as joint venture partner.

6.

The approval of the terms and conditions for the acquisition by the Company or, through its affiliates of: (i) one hundred percent (100%) of the authorized, issued and outstanding shares of ConocoPhillips Argentina Holdings S.ar.l., and (ii) 4.5240% of the authorized, issued and outstanding quotas of ConocoPhillips Argentina Ventures S.R.L., in connection with the acquisition of 50% interest “non-operated” participation in the areas Aguada Federal and Bandurria Norte.

7.	The ratification of the appointment of Mancera, S.C., a member of Ernst & Young Global Limited, as external auditor of the Company for the fiscal year ending December 31, 2020.

8.

The reports below were approved to be presented to the Annual Ordinary General Shareholders’ Meeting of 2021: (i) the Chief Executive Officer’s report together with the report of the external auditor; (ii) the Board of Director’s opinion regarding the content of the Chief Executive Officer’s report; (iii) the Board of Director’s report regarding the activities and operations in which we took part; (iv) a report stating and explaining the principal accounting and information policies and standards followed in the preparation of the financial information of the Company, subscribed by the Chairman of the Board of Directors; (v) Audit Committee’s Annual Report; and (vi) the Corporate Practice Committee’s Annual Report. All of them, in relation to the financial year ended on December 31, 2020.

9.

Likewise, and except for the joint venture agreement entered between the Company and its subsidiary Vista Oil & Gas Holding I, S.A. de C.V., in accordance with the provisions of Sections 252 to 259 of the General Corporations Act, no transactions with related parties, as referred to in Section 28, subsection Ill, paragraph b) and other applicable provisions of the SMA, were submitted for the Board of Directors approval.

10.	Different initiatives and strategic aspects of the Company were presented and discussed.

In my capacity as Chairman of the Board of Directors of the Company, and in its representation, I hereby reiterate our commitment to comply with our duties, at all time, and in benefit of our shareholders, by means of transparent procedures, and in accordance with the applicable laws. This report has been unanimously approved by the members of the Board of Directors of the Company.

Sincerely yours,

/s/ Miguel Matías Galuccio
Miguel Matías Galuccio
Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V.

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